UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Electronic Game Card, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

285716106

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 285716106

1	NAME OF REPORTING PERSON Tricadia Capital Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tricadia Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,603,872
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,603,872
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,603,872
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.14%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 285716106

1	NAME OF REPORTING PERSON Tricadia Holdings, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tricadia Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,603,872
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,603,872
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,603,872
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.14%
12	TYPE OF REPORTING PERSON HC, PN

CUSIP No.: 285716106

1	NAME OF REPORTING PERSON Tricadia Holdings GP, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tricadia Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,603,872
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,603,872
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,603,872
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.14%
12	TYPE OF REPORTING PERSON HC

CUSIP No.: 285716106

1	NAME OF REPORTING PERSON Arif Inayatullah I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Arif Inayatullah
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,603,872
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,603,872
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,603,872
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.14%
12	TYPE OF REPORTING PERSON HC, IN

CUSIP No.: 285716106

1	NAME OF REPORTING PERSON Michael Barnes I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Michael Barnes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,603,872
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,603,872
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,603,872
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES []
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.14%
12	TYPE OF REPORTING PERSON HC, IN

CUSIP No.: 285716106

ITEM 1(a).	NAME OF ISSUER:
Electronic Game Card, Inc. Electronic Game Card, Inc. Electronic Game Card, Inc. Electronic Game Card, Inc. Electronic Game Card, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
712 5th Avenue, 19th Floor, New York, NY 10019
712 5th Avenue, 19th Floor, New York, NY 10019
712 5th Avenue, 19th Floor, New York, NY 10019
712 5th Avenue, 19th Floor, New York, NY 10019
712 5th Avenue, 19th Floor, New York, NY 10019
ITEM 2(a).	NAME OF PERSON FILING:
Tricadia Capital Management, LLC Tricadia Holdings, L.P. Tricadia Holdings GP, LLC Arif Inayatullah Michael Barnes
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
780 Third Avenue, 29th Floor, New York, NY 10017
780 Third Avenue, 29th Floor, New York, NY 10017
780 Third Avenue, 29th Floor, New York, NY 10017
780 Third Avenue, 29th Floor, New York, NY 10017
780 Third Avenue, 29th Floor, New York, NY 10017
ITEM 2(c).	CITIZENSHIP:
Delaware Delaware Delaware United States United States
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock Common Stock Common Stock Common Stock Common Stock
ITEM 2(e).	CUSIP NUMBER:
285716106
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a)	[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b)	[ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[X] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k)	[ ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
3,603,872 3,603,872 3,603,872 3,603,872 3,603,872
	(b)	Percent of class:
5.14% 5.14% 5.14% 5.14% 5.14%
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
0 0 0 0 0
(ii) Shared power to vote or to direct the vote:
3,603,872 3,603,872 3,603,872 3,603,872 3,603,872
(iii) Sole power to dispose or to direct the disposition of:
0 0 0 0 0
(iv) Shared power to dispose or to direct the disposition of:
3,603,872 3,603,872 3,603,872 3,603,872 3,603,872
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
All securities reported in this schedule are owned by advisory clients of Tricadia Capital Management, LLC ("Tricadia"), no one of which to the knowledge of Tricadia owns more than 5% of the class. In its role as investment adviser, Tricadia posseses voting and investment power over securities of the Issuer described in this schedule that are owned by Tricadia's advisory clients. Tricadia disclaims beneficial ownership of all such securities.

Tricadia Holdings, LP owns Tricadia Capital Management, LLC. Tricadia Holdings GP, LLC serves as the general partner of Tricadia Holdings, LP. Michael Barnes and Arif Inayatullah are the managing members of Tricadia Holdings GP, LLC. By virtue of these relationships, Tricadia Holdings, LP, Tricadia Holdings GP, LLC, Michael Barnes and Arif Inayatullah may be deemed to have indirect beneficial ownership of the securities beneficially owned by Tricadia Capital Management, LLC. These entities and individuals, however, disclaim beneficial ownership of all such securities.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
See Exhibit A
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
N/A
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
N/A
ITEM 10.	CERTIFICATION:

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 08, 2011

Date

/s/ James E. McKee

Signature
General Counsel and CCO Tricadia Capital Management, LLC,

Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
CUSIP No.: 285716106
PARENT HOLDING COMPANIES AND CONTROL PERSONS

Michael Barnes

Arif Inayatullah

Tricadia Holdings GP, LLC

Tricadia Holdings, LP

SUBSIDIARY - INVESTMENT ADVISER IN ACCORDANCE WITH RULE 13d-1(b)(1)(ii)(E)

Tricadia Capital Management, LLC
JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons agree and consent to the joint filing on their behalf of this Amendment No.2 to Schedule 13G with respect to beneficial ownership of the Common Stock of Electronic Game Card, Inc.

Tricadia Capital Management, LLC

/s/ James E. McKee
By: James E. McKee
Title: General Counsel and CCO

Tricadia Holdings, LP

/s/ Arif Inayatullah
By: Arif Inayatullah
Title: Principal

Tricadia Holdings GP, LLC

/s/ Arif Inayatullah
By: Arif Inayatullah
Title: Managing Member

/s/ Arif Inayatullah
Arif Inayatullah

/s/ Michael Barnes
Michael Barnes

Dated: February 8, 2011